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08029344

SEC Mail Processing Section

FEB 29 2008

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DnB NOR Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue -- 31st Floor
(No. and Street)

New York (City) NY (State) 10166 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherry Xie (212) 681-3838
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29 cm

OATH OR AFFIRMATION

I, Niels P. Lyng-Olsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DnB NOR Markets, Inc., as of December 31st, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TERESA S. ROSU
NOTARY PUBLIC, STATE OF NEW YORK
ID No.01RO6130718
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES 07/18/2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DnB NOR Markets, Inc.

Statement of Financial Condition
December 31, 2007

DnB NOR Markets, Inc.
Index
December 31, 2007

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
DnB NOR Markets, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DnB NOR Markets, Inc. (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2008

DnB NOR Markets, Inc.
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	10,699,080
Investment banking and advisory fees receivable		5,767,000
Fixed assets, at cost (net of accumulated depreciation $56,883)		29,430
Accrued interest receivable		61,668
Taxes receivable and deferred tax asset		99,330
Deferred tax asset		58,215
Prepaid expenses and other assets		272,134
Total assets	$	16,986,857
Liabilities and Stockholder's Equity		
Accrued expenses and accounts payable	$	1,857,991
Tax payable		1,352,967
		3,210,958
Subordinated borrowings		10,000,000
Total liabilities		13,210,958
Stockholder's Equity		
Common stock		1,000
Additional paid in capital		365,366
Stockholder's equity		3,409,533
Total stockholder's equity		3,775,899
Total liabilities and stockholder's equity	$	16,986,857

The accompanying notes are an integral part of this statement of financial condition.

1. Nature of Business and Significant Accounting Policies

Nature of Operations and Organization

DnB NOR Markets, Inc. (the "Company") is a wholly owned subsidiary of DnB NOR Bank ASA (the "Parent") based in Norway. The Company was formed under the laws of the state of New York on January 10, 2003 as a Corporation. The Parent owns 100% of all membership interest in the Company.

The Company is based in the United States and conducts business from its office in New York City. In 2007, the Company opened a representative office in Houston, Texas. The Company is engaged primarily in rendering merger and acquisition financial advice, advice with respect to other financial transactions, and in offering of securities.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer and began securities operations on December 9, 2003. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) of the Rule.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Interest on cash equivalents is recognized as revenue when earned. Cash equivalents of $10 million are held with one major financial institution.

Income Taxes

Income taxes are accounted for under the asset and liability method as required under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates and Indemnifications

In preparing the financial statement in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates and assumptions.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

Fixed Assets
Automobile, equipment, and computer hardware are recorded at cost less accumulated depreciation. Depreciation on fixed assets is calculated on a straight line basis using estimated useful lives of 2 to 4 years.

Fair Value
The Company estimates that the fair value of financial instruments recognized on the statement of financial condition, including receivables and payables, approximates their carrying value, as such financial instruments are short term in nature.

New Accounting Pronouncement
Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48") FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. In February 2008, the FASB issued FASB Staff Position ("FSP") FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* ("FSP FIN 48-2") which delayed the implementation of FIN 48 for certain non public companies until fiscal years beginning after December 15, 2007. The Company does not expect the adoption of FIN 48 to have a material effect on its financial position.

3. Related Party Transactions

On June 10, 2004, the Company entered into a subordinated loan agreement with the Parent in which the Parent granted a credit line of $8 million. The effective date of the agreement is July 15, 2004. The interest rate on the loan is LIBOR plus 50 basis points. The loan will mature on December 31, 2009. As of December 31, 2007, the outstanding amount on this loan is $8 million with interest accruing at 5.33%. The loan's carrying value approximates its fair value.

On August 30, 2004, the Company entered into a subordinated loan agreement with the Parent in which the Parent granted a credit line of $2 million. The effective date of the agreement is September 29, 2004. The interest rate on the loan is LIBOR plus 50 basis points. The loan will mature on December 31, 2009. As of December 31, 2007 the outstanding amount on this loan is $2 million with interest accruing at 5.33%. The loan's carrying value approximates its fair value.

On August 15, 2006, the Company entered into a subordinated loan agreement with the Parent, in which the Parent granted two separate credit lines, $10 million and $20 million to the Company. The effective date of the agreement is December 29, 2006. The interest rate on the loan is LIBOR plus 50 basis points. The loan will mature on December 31, 2009. As of December 31, 2007 there is no outstanding balance.

On December 1, 2007, the Company entered into a subordinated loan agreement with the Parent, in which the Parent granted a credit line of $80 million to the Company. The effective date of the agreement is December 4, 2007. The interest rate on the loan is LIBOR plus 50 basis points. The loan will mature on December 31, 2009. As of December 31, 2007 there is no outstanding balance.

The loans have been approved by FINRA for inclusion as equity by the Company in computing net capital under the SEC's Uniformed Net Capital Rule.

The Company has entered into an agreement with the Parent, whereby the Parent provides the Company with shared occupancy and administrative services including payroll, employees benefits, accounting and cash management, financial and credit services, purchasing and/or leasing of equipment, and record storage.

The accompanying financial statements may not necessarily be indicative of the condition that may have existed, or results of operations, if the Company had been operated as an unaffiliated entity.

4. Income Taxes

The Company files federal, New York State and New York City income tax returns. The gross deferred income tax asset of $58,215 at December 31, 2007 results from the differences between the book and tax basis of depreciable fixed assets and startup costs which are amortized for tax purposes. At December 31, 2007 the Company did not have a valuation allowance for the deferred tax assets as it will, more likely than not, be fully realized.

5. Commitments and Contingencies

The Company subleases office space under an operating lease with its parent which commenced on November 1, 2005 and expires on May 31, 2011. The sublease obligates the Company to pay the parent 6.58% of the total rental expense and utilities.

As of December 31, 2007, the minimum annual rental commitments, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

Year ending December 31,	
2008	$ 149,393
2009	149,393
2010	149,393
2011	62,247
Total minimum future rental payments	$ 510,426

6. Benefit Plans

The Company instituted a defined contribution 401(k) plan in 2004. Eligible employees electing to enroll in this plan may receive an employer match of 100% up to 8% of salary or a maximum of $9,500.

The Company sponsors a noncontributory defined benefit pension plan for all employees (the "General Plan"). The General Plan is administered and funded by the Parent. The cost for the Company as of December 31, 2007 is included in allocated charges from Parent in the statement of operations.

The Company also provides its certain members of management with a noncontributory benefit pension plan (the "Plan"). The Plan is unfunded and administrated by the Parent. Effective December 31, 2007 the Parent terminated the Plan. The Parent will pay each member of the Plan his benefit accrued under the Plan, as of December 31, 2007, in the form of a lump sum, as soon as practicable but in no event later than April 10, 2008.

7. Net Capital Requirements

As a registered broker-dealer and a member of the FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $100,000, whichever is greater. As of December 31, 2007, the Company had net capital of $7,349,790, which exceeded the regulatory requirement by $7,135,726.

8. Concentration of Credit Risk

The Company maintains its cash in two financial institutions, which at times may exceed federal insured limits. The Company has not experienced any losses in such accounts.

PRICEWATERHOUSECOOPERS

SEC Mail Processing Section

FEB 29 2008

Washington, DC 111

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of
DNB NOR Markets Inc.

In planning and performing our audit of the financial statements of DnB NOR Markets, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect

PRICEWATERHOUSECOOPERS

misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2008

END